SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Clarification notice

São Paulo, November 29, 2010 – We inform that has suspended the selling of tickets for domestic flights with take-off scheduled for up to December 3rd (next Friday), according to the determination of ANAC ("National Civil Aviation Agency"). We are cooperating with the internal audit conducted by the Agency, and is endeavoring our best efforts so that the operation is back to normal over this Monday, thus reducing the inconveniences caused to customers.

The delays and cancellations above the average in several of TAM's domestic flights, scheduled for the period between yesterday, Sunday (28) and today (29), resulted from reorganizations in the Company's air network. The reason was the heavy rains which hit the Southeast region between Thursday night (25) and Friday (26) later hours, stopping the operations at the following airports: Congonhas, Guarulhos, and Viracopos (Campinas), Santos Dumont and Galeão (Rio de Janeiro).

So, a significant portion of TAM's crew was shifted to other airports, what impacted the working roster for the last week-end and today.

Weather problems affect all airlines. However, our network was the most affected, as the stoppage of Congonhas operations on Thursday occurred within a period of greatest concentrations of our operations at this hub, causing a great number of flights to be shifted to other airports.

We rely on a number of crew members sufficient to meet its operations – on average, there are 840 flights a day. The company has 8,350 crew members today, among pilots, copilots, and flight attendants, and has been hiring people on a constant basis. The airline's priority is to operate in full safety and observing the Air Worker Protection Law, with its working hour limits, monthly hours and time off.

Our airport personnel are providing all the required information and support according to the passenger care rules in effect. Once again, we apologize to our customers and thank you for your understanding.

About TAM: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.4% domestic market share and 84.5% international market share in Setember 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers and has awarded more than 10.8 million tickets.

Investors Relations: Phone.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Press Office: Phone: (11) 5582-9748/7441/7442/8795 tamimprensa@tam.com.br www.tam.com.br www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.